W. Scott Lawler

Corporate/Securities Attorney

WSL@BoothUdall.com

September 14, 2016

MS. SUZANNE HAYES – ASSISTANT DIRECTOR
OFFICE OF HEALTHCARE AND INSURANCE
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549

Re: YiLoLife Inc. (the “Company”)

Offering Statement on Form 1-A

Filed July 6, 2016 File No. 024-10579

Dear Ms. Hayes:

The Company is in receipt of your comment letter dated August 3, 2016, regarding the Company’s filing referenced above.

Below are the comments from your comment letter each followed by the Company’s responses thereto.

Comment #1

Item 6. Use of Proceeds to the Issuer, page 18

1.

We note your offering is being conducted on a best efforts basis and there is no guarantee that you will be able to raise the maximum net proceeds of $15,700,000. Please revise this section to describe any anticipated material changes in the use of proceeds if all of the securities being qualified are not sold. Please also disclose whether you intend to use proceeds to repay outstanding debts. Lastly, please state how long you anticipate your current cash and cash equivalents will allow you to continue your current operations.

Response to Comment #1

The Company has made the revisions noted by this Comment.

1255 W. Rio Salado Pkwy., Ste. 215 Tempe, AZ 85281 P: 480.830.2700	Booth Udall Fuller, PLC www.BoothUdall.com	3000 South 31st Street, Ste. 100 Temple, TX 76502 P: 254.870.5606

YiLoLife Inc. Page 2 of 9

Comment #2

2.	We note that you intend to use $10 million in net proceeds for real estate. On page 30 you state that you are targeting various cultivation facilities and retail locations. Please describe whether you will be using any of the $10 million for the acquisition of these properties. If so, please briefly describe and state the cost of the assets and whether any additional funds are required to complete your expansion, including the amount and source of other funds. See Item 6 to Form 1-A.

Response to Comment #2

The Company has provided the additional disclosures and clarification noted by this Comment.

Description of Business, page 19

Comment #3

3.	We refer to your statements that your business does not involve the possession of marijuana and your disclaimer in the first paragraph of this section. However, we note disclosure of your research and development costs on page 33 and that your production methodology includes clean and organic active ingredient extraction as well as even disbursement of THC/CBD in each YiLoTM product. Please tell us how you developed your precision production methodology without possessing marijuana, or, in the alternative, please revise your disclosure.

Response to Comment #3

The Company does not possess any marijuana in the sense that it never has legal control or possession of the marijuana. The Company provides the manual services of its personnel to do the work of manufacturing medicinal marijuana on behalf of the sole owner of the marijuana – NRC. At no time does the Company have the legal right to sell, transfer, manufacture or distribute any of these products, nor does it do so for its own benefit. All work that the Company does is as a service provider for NRC.

The Company believes it has made additional disclosures that makes this fact clear.

Comment #4

4.	We note various statements of medicinal, safety and efficacy of the products described in your offering circular. For example, on page 23 you state, “...edibles are not only a great source of nausea relief, but also a vital source of nutrients and calories” and “[a]ll YiLoTM edibles are cut within precise weight tolerances, in support of consistent and predictable medicinal effects for patients.” Please revise your offering circular to eliminate statements regarding medicinal effects, safety and efficacy. In this regard, we note the FDA has not approved the sale of marijuana for any medical application nor determined that marijuana is safe or effective.

YiLoLife Inc. Page 3 of 9

Response to Comment #4

The Company has revised the offering statement to eliminate statements regarding medicinal effects, safety and efficacy, as noted in this Comment.

Government and Environmental Regulation, page 32

Comment #5

5.	We note your disclosure regarding certain aspects of the Cole Memo. Please revise to clearly state that this guidance does not alter in any way the DOJ’s authority to enforce federal law, including federal laws relating to marijuana, regardless of state law. In addition, please revise to describe with greater specificity:

-	the specific federal, state, and local laws and regulations that you will be required to comply with or for which there is a significant risk that you may be subject to and their effects on you to the extent material to understanding your business.

-	the actions you have taken to comply with the Cole Memo.

-	possible law enforcement consequences under federal and state law from generating revenues indirectly from the sale of cannabis products.

To the extent your revised disclosure suggests that revisions to your risk factors are appropriate, please revise that section accordingly

Response to Comment #5

The revisions noted in this Comment have been made.

Revenues, page 34

Comment #6

6.	Please address the following in revised disclosure:

-	Tell us the reason you refer to cash basis revenues herein and its relevance to how you recognize revenue, which according to Note A to the financial statements is recognized when earned.

-	Provide us a roll forward for each of the years ended December 31, 2015 and 2014 of the accounts receivable (referred to as due from related party in your financial statements). Each roll forward should show the beginning balance plus revenue less collections. Reconcile for us the collections in each roll forward to the cash basis revenues shown under results of operations on page 34.

YiLoLife Inc. Page 4 of 9

-	You indicate that cash basis revenues increased in 2015 versus 2014 while the accrual based revenues decreased for the same periods. This would appear to indicate that you have deferred revenues yet to be recognized at December 31, 2015. If true, disclose us the reason for the deferred revenues, and quantify and disclose in which line item your deferred revenues are presented, or clarify why your cash basis revenues increased in 2015 versus 2014.

-	Please disclose separately the revenues for each of your subsidiaries (JJ Empire LLC and Food 2828, etc.) that provided services to NRC on the accrual basis of accounting which in total reconciles to consolidated revenue presented on the face of your income consolidated statement of income and stockholders’ equity for the periods presented.

Response to Comment #6

Per my conversation with Ms. Sasha Parikh, the Company has deleted all references in the registration statement to the term “cash basis revenue.” As a result, we do not believe that the first three (3) bullet points found in this Comment are applicable.

The Company has added on page 35 of the offering statement the separate disclosure described in the fourth (4th) bullet point found in this Comment.

Accounts Receivable, page 36

Comment #7

7.	We noted that your accounts receivables at December 31, 2015 are in excess of your annual revenues for the year ended December 31, 2015 and that your balance of accounts receivable increased to $5.2 million as of June 6, 2016 based on your disclosure on page 43. As NRC is your sole customer and represents 100% of your A/R balance for which you have not estimated an allowance for doubtful accounts, please tell us the amount collected to date. If significant amounts remain uncollected, please tell us how you have determined that such amounts are collectible and the factors you considered in determining collectability.

Response to Comment #7

The Company has revised the information and disclosures found under “Accounts Receivable” on page 36, which it believes addresses how the Company has determined that amounts owed it by NRC are collectible.

YiLoLife Inc. Page 5 of 9

Interest of Management and Others in Certain Transactions, page 42

Comment #8

8.	Please disclose the amount of the related person’s interest in each of the transactions disclosed in this section in accordance with Item 13(a) of Form 1-A.

Response to Comment #8

The disclosures noted by this Comment have been added to this section.

Principles of Consolidation, pages F-7 and F-18

Comment #9

9.	Clarify in your consolidation policy on F-7 what you mean by “common ownership” to support your consolidation policy in your December 31, 2015 financial statements.

Response to Comment #9

The Company has revised the Principles of Consolidation section in its Notes to its financial statements to clarify the issue referenced in this Comment. The Company has also amendment its statement of Critical Accounting Policies section found on page 35.

Comment #10

10.	Clarify on F-18 your basis for consolidating JJ Empire LLC and Food 2828 LLC. Also clarify what future subsidiaries of YiLoLife Inc. are included in the December 31, 2014 consolidated financial statements and the basis for inclusion, if other than JJ Empire LLC and Food 2828 LLC.

Response to Comment #10

The Company has amended its financial statements for the years ended December 31, 2014 and 2015, in accordance with this Comment.

Comment #11

11.	Please provide us your analysis under ASC 810-10 regarding your consideration of consolidating Natural Relief Clinic, Inc. pursuant to the provisions:

-	Related to variable interest entities. In this regard, refer to ASC 810-10-15-17 which addresses the applicability of the VIE provisions to a not-for-profit used by a business in a manner similar to a VIE.

-	Related to consolidation of entities controlled by contract. In this regard, you disclose on page 20 that JJ Empire LLC provides contract management and consulting services to NRC.

YiLoLife Inc. Page 6 of 9

Response to Comment #11

The Company’s analysis under ASC 810-10 regarding its consideration of consolidating Natural Relief Clinic, Inc. includes the following:

ASC 810-10-15-12 states (emphasis added): “The following exceptions to the Variable Interest Entities Subsections apply to all legal entities in addition to the exceptions listed in paragraph 810-10-15-12:

Not-for-profit entities (NFPs) are not subject to the Variable Interest Entities Subsections, except that they may be related parties for purposes of applying paragraphs 810-10-25-42 through 25-44. In addition, if an NFP is used by business reporting entities in a manner similar to a VIE in an effort to circumvent the provisions of the Variable Interest Entities Subsections, that NFP shall be subject to the guidance in the Variable Interest Entities Subsections”

We excluded Natural Relief Clinic as a VIE due to the fact they are a not-for-profit entity, did not meet the requirements of ASC 810-10-25-42 through 810-10-25-44, and it did not appear that the business reporting entity was using Natural Relief in a manner that appeared to be an effort to circumvent the provisions of the VIE subsections within ASC 810. Arizona Statutes governing the operation of Medical Marijuana Dispensaries requires the entities to operate as a not-for-profit. Thus the not-for-profit status of NRC was establish solely for the purpose of complying with state regulations not to circumvent the provisions of the Variable Interest Entities Subsections.

ASC 810-10-15-20 states [emphasis added]: “The guidance in the Consolidation of Entities Controlled by Contract Subsections applies, in part, to contractual management arrangements with both of the following characteristics:

a.	Relationships between entities that operate in the health care industry including the practices of medicine, dentistry, veterinary science, and chiropractic medicine (for convenience, entities engaging in these practices are collectively referred to as physician practices)

b.	Relationships in which the physician practice management entity does not own the majority of the outstanding voting equity instruments of the physician practice, whether because the physician practice management entity is precluded by law from owning those equity instruments or because the physician practice management entity has elected not to own those equity instruments.

As stated in the preceding paragraph, there may be industries other than the health care industry in which a contractual management arrangement is established under circumstances similar to those addressed in the “Consolidation of Entities Controlled by Contract”

YiLoLife Inc. Page 7 of 9

It is noted that even though a relationship may not be a Physician Management or Physician Practice, the standards will use these terms throughout the discussion.

Thus it would appear, on its face, that the relationship between YiloLife and Natural Relief Clinic meets the definition of “Consolidation of Entities Controlled by Contract”, until the three (3) components under ASC 810-10-15-22 are considered: Term, Control and Financial Interest, each as defined and considered below:

Only if all of the following requirements are met, then the physician practice management entity has a controlling financial interest in the physician practice:

a.	Term. The contractual arrangement between the physician practice management entity and the physician practice has both of the following characteristics:

1.	Has a term that is either the entire remaining legal life of the physician practice entity or a period of 10 years or more

2.	Is not terminable by the physician practice except in the case of gross negligence, fraud, or other illegal acts by the physician practice management entity, or bankruptcy of the physician practice management entity.

b.	Control. The physician practice management entity has exclusive authority over all decision making related to both of the following:

1.	Ongoing, major, or central operations of the physician practice, except for the dispensing of medical services. This must include exclusive decision making authority over scope of services, patient acceptance policies and procedures, pricing of services, negotiation and execution of contracts, and establishment and approval of operating and capital budgets. This authority also must include exclusive decision making authority over issuance of debt if debt financing is an ongoing, major, or central source of financing for the physician practice.

2.	Total practice compensation of the licensed medical professionals as well as the ability to establish and implement guidelines for the selection, hiring, and firing of them.

c.	Financial interest. The physician practice management entity must have a significant financial interest in the physician practice that meets both of the following criteria:

1.	Is unilaterally saleable or transferable by the physician practice management entity

2.	Provides the physician practice management entity with the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in the physician practice, in an amount that fluctuates based on the performance of the operations of the physician practice and the change in the fair value thereof.

In comparing the elements described in the first requirement, “Term”, to the relationship between the Company and NRC, it appears that such relationship does not have the characteristics set forth in such requirement. Therefore, the relationship does not meet the definition within the accounting standard for consolidation and thus consolidation due to control by contract is not required. Since the “Term” component was not valid, there was no need to test the remaining items.

YiLoLife Inc. Page 8 of 9

Note G Related Party Transactions, pages F-9 and F-21

Comment #12

12.	Please provide all disclosures required by ASC 850-10-50-1. In addition, there appear to be several related party revenue transactions that have not been disclosed.

Response to Comment #12

The Company’s understanding is that FASB 50-1 provides further clarification regarding ASC 850-10-50-1, where it states that “disclosures of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements.”

However, the Company has provided in Note G some additional information regarding its related party transactions.

Index to Exhibits, page 46

Comment #13

13.	Please file as exhibits the form of subscription agreement, escrow agreement, if any, 2016 Equity Incentive Plan, material contracts, including agreements and leases between NRC and any YiLoLife related-companies, the consent of your independent auditor, and the legal opinion regarding the securities being offered. To the extent any material contract is not set forth in a written agreement, please include a written description.

Response to Comment #13

The Company has filed as exhibits the documents referenced by this Comment.

YiLoLife Inc. Page 9 of 9

Signatures, page 47

Comment #14

14.	Please revise your Form 1-A signature page to include Mr. Terence P. Mullane, in his capacity as Chief Financial Officer.

Response to Comment #14

The Company has revised the signature page in accordance with this Comment.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.